UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.4)*

United EcoEnergy Corp.

COMMON STOCK
(Title of Class of Securities)

910203108
(CUSIP Number)

February 12, 2010
(Date of Event Which Requires Filing of this Statement)

Check  the appropriate box to designate the rule pursuant to which this Schedule is  filed:

     /  /     Rule  13d-1(b)
     /  /     Rule  13d-1(c)
      /X/      Rule  13d-1(d)

     *The  remainder  of  this  cover  page  shall be filled out for a reporting person's  initial  filing  on  this  form  with  respect to the subject class of securities,  and for any subsequent amendment containing information which would alter  disclosures  provided  in  a  prior  cover  page.

     The  information  required on the remainder of this cover page shall not be deemed  to  be  "filed" for the purpose of Section 18 of the Securities Exchange Act  of  1934 ("Act") or otherwise subject to the liabilities of that section of the  Act  but  shall be subject to all other provisions of the Act (however, see the  Notes).

CUSIP  No. 910203108

1)     Names  of  Reporting  Persons.
        I.R.S.  Identification  Nos.  of  Above  Persons  (entities  only)
        Roadrunner Capital Group, LLC   EIN: 22-3695261

2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group     (a)  [  ]
        (See  Instructions)                                                                    (b)  [X]

3)     SEC  Use  Only

4)     Citizenship  or  Place  of  Organization
        New Jersey

Number of Shares	5)	Sole Voting Power 1,000,000 (a)
Beneficially
Owned by Each	6)	Shared Voting Power -0-
Reporting
Person With	7)	Sole Dispositive Power 1,000,000 (a)

	8)	Shared Dispositive Power -0-

9)     Aggregate  Amount Beneficially Owned by Each Reporting Person

         1,000,000 (a)

10)   Check  if  the  Aggregate  Amount  in  Row  (9)  Excludes
        Certain  Shares  (See  Instructions)                               [  ]

11)   Percent  of  Class  Represented  by  Amount  in  Item  9

         (a)   1.6%    (8.1% if all options exercised)

12)     Type  of  Reporting  Person  (See  Instructions)

                 OO

(a)
Roadrunner Capital Group LLC (“Roadrunner”) has the right to purchase up to an additional 4,224,094 shares of common stock of United EcoEnergy Corp. (“Issuer”) pursuant to the balance remaining on an option agreement between Roadrunner and VASLM, LLC.  Although Roadrunner has sole voting and dispositive control of the shares upon purchase, Chris Messalas as the Managing Member of Roadrunner may be deemed to have the right to direct the voting and dispositive control over such common stock. The option agreement contains a restriction that restricts Roadrunner from exercising and beneficially owning, together with its affiliates, more than 9.5% of the number of shares of common stock of the Issuer outstanding on the dates the options are exercised.  Currently 6,091,819 would represent 9.5%.  Currently Roadrunner owns 1,000,000 shares of the Issuer’s common stock and the balance remaining under the option agreement is 4,224,094 .

CUSIP  No. 910203108

1)     Names  of  Reporting  Persons.
        I.R.S.  Identification  Nos.  of  Above  Persons  (entities  only)
        Leaddog Capital L.P.   EIN:  22-3967904

2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group     (a)  [  ]
        (See  Instructions)                                           (b)  [X]

3)     SEC  Use  Only

4)     Citizenship  or  Place  of  Organization
        Delaware

Number of Shares	5)	Sole Voting Power 2,095,000 (b)
Beneficially
Owned by Each	6)	Shared Voting Power -0-
Reporting
Person With	7)	Sole Dispositive Power 2,095,000 (b)

	8)	Shared Dispositive Power -0-

9)     Aggregate  Amount Beneficially Owned by Each Reporting Person

          2,095,000 (b)

10)   Check  if  the  Aggregate  Amount  in  Row  (9)  Excludes
        Certain  Shares  (See  Instructions)                               [  ]

11)   Percent  of  Class  Represented  by  Amount  in  Item  9

          3.27%

12)   Type  of  Reporting  Person  (See  Instructions)

                 PN

a)
(b) Leaddog Capital L.P. (“Leaddog”) currently owns in its name 2,095,000 shares of common stock of United EcoEnergy Corp. (“Issuer”). Although Leaddog has sole voting and dispositive control of the shares, Chris Messalas and Joseph B. LaRocco as Managing Members of Leaddog Capital Markets, LLC, (Leaddog’s general partner) may be deemed to have the right to direct the voting and dispositive control over such common stock. Leaddog is restricted from exercising and beneficially owning, together with its affiliates, more than 9.5% of the number of shares of common stock of the Issuer.  Leaddog is entitled to receive an additional 100,000 shares as partial consideration for a loan to the Issuer on March 31, 2009. Leaddog is entitled to receive an additional 50,000 shares as partial consideration for a loan to the Issuer on April 17, 2009. Leaddog is also entitled to receive an additional 100,000 shares as partial consideration for a loan to a third party.

Explanatory Note

The Reporting Persons hereby amend and restate the following items and supplements the statement on Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on July 23, 2009 .

ITEM  1.

(A)	NAME OF ISSUER United EcoEnergy Corp.

(B)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE 1365 N. Courtenay Parkway, Suite A, Merritt Island, FL 32953

ITEM  2.

(A)	NAME OF PERSONS FILING Roadrunner Capital Group, LLC New Jersey Leaddog Capital, L.P. Delaware

(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE 120 Wall Street, 24th Floor, New York, NY 10005

(C)	CITIZENSHIP Roadrunner Capital Group, LLC New Jersey Leaddog Capital, L.P. Delaware

(D)	TITLE OF CLASS OF SECURITIES Common Stock

(E)	CUSIP NUMBER 910203108

ITEM  3.

Not Applicable.

ITEM  4.     OWNERSHIP.

     Provide  the  following  information  regarding  the  aggregate  number and percentage  of  the  class  of  securities  of  the issuer identified in Item 1.

     (a)  Amount  beneficially  owned:

	Roadrunner		Leaddog
Beneficial Ownership	1,000,000	(a)	2,095,000	(b)
Percentage of Class	1.86%	(a)	3.27%	(b)
Sole Voting Power	1,000,000	(a)	2,095,000	(b)
Shared Voting Power	-0-		-0-
Sole Dispositive Power	1,000,000	(a)	2,095,000	(b)
Shared Dispositive Power	-0-		-0 -

ITEM  5.     OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS

See Item 4.

ITEM  6.  OWNERSHIP  OF  MORE  THAN  FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not Applicable.

ITEM  7.  IDENTIFICATION  AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED

          THE  SECURITY  BEING  REPORTED  ON  BY  THE  PARENT  HOLDING  COMPANY

               Not Applicable.

ITEM  8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP

        Not Applicable.

ITEM  9.  NOTICE  OF  DISSOLUTION  OF  GROUP

        Not Applicable.

ITEM  10.     CERTIFICATION.

By  signing  below we certify that, to the best of our knowledge and belief, the securities  referred to above were not acquired and are not held for the purpose of  or  with  the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant  in  any  transaction  having  that  purpose  or  effect.

Dated: February 12, 2010	By:	/s/ Chris Messalas
Name: Chris Messalas
Title: Managing Member

EXHIBITS

A:           Joint Filing Statement

Exhibit A

Agreement of Joint Filing

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of us.

Date:  February 12, 2010

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Roadrunner Capital Group, LLC	Leaddog Capital L.P. by its General
Partner Leaddog Capital Markets, LLC

/s/Chris Messalas	/s/ Chris Messalas
Chris Messalas, Managing Member	Chris Messalas, Managing Member